Exhibit 99.5

# SEPARATION, MUTUAL RELEASE AND STOCK PURCHASE AGREEMENT

THIS SEPARATION, MUTUAL RELEASE AND STOCK PURCHASE AGREEMENT (the "Agreement") is made as of this 20th day of September 2005 by and among Alison Garfinkel, residing at 255 Piping Rock Road, Old Brookville, NY 11545 ("AG"), and Compliance Systems Corporation, ("the Corporation") a Delaware corporation with principal executive offices at 90 Pratt Oval, Glen Cove, New York 11542, and its wholly-owned subsidiary Call Compliance, Inc. ("CCI"), a New York corporation.

W I T N E S S E T H:

WHEREAS, Compliance Systems Corporation, along with all its wholly-owned subsidiaries and affiliates is in the teleservices business and has developed and is marketing to phone service carriers, resellers and end users its proprietary compliance technology called the Tele Block® Calling Block System which is a product that automatically screens and blocks outbound calls against Federal, state and in-house "do not call" lists (the "Business"); and

WHEREAS, AG has served as President and Director of the Corporation and each of its wholly-owned subsidiaries since each entity was founded, and is also a principal stockholder of the Corporation owning (a) individually a total of 2,700,001 shares of the Corporation's Class A Common Stock, $.001 par value per share ("Class A Stock"), and (b) jointly with Dean Garfinkel, as custodian for their minor children, a total of 38,750 shares of the Corporation's Class B Common Stock, $.001 par value per share ("Class B Common Stock").

WHEREAS, in December 2001, AG entered into a five-year employment agreement ("Employment Agreement") with Call Compliance, Inc., a New York corporation, one of the Corporation's wholly owned subsidiaries, providing among other things, for AG to serve as President of the Corporation and each of the subsidiaries of the Corporation (hereinafter, the "Subsidiaries").

WHEREAS, the Employment Agreement is guaranteed by the Corporation in addition to certain of the Subsidiaries.

WHEREAS, AG desires to resign as an officer and director of the Corporation and each of the Subsidiaries and the parties hereto desire to terminate the Employment Agreement in accordance with the terms and conditions set forth below.

WHEREAS, AG desires to sell to the Corporation, and the Corporation desires to purchase from AG, an aggregate of One Million Two Hundred and Fifty Thousand (1,250,000) shares of Class A Common Stock (the "Shares") on the terms and conditions herein set forth.

NOW THEREFORE, in consideration of the mutual premises set forth herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows.

1. **Resignation**. AG hereby resigns as an officer and director of the Corporation and each Subsidiary, effective as of May 31, 2005 ("Effective Date").

2. **Termination of Employment Agreement**. The Employment Agreement is hereby terminated in its entirety as of the Effective Date and shall be of no further force and effect, and all rights and obligations under the Employment Agreement of (a) AG with respect to the Corporation and each Subsidiary and (b) the Corporation and each Subsidiary with respect to AG are hereby waived, abandoned and released for all time.

3. **Release of Guaranty**. AG hereby releases the Corporation and the Subsidiaries' party thereto from any and all guaranty delivered in connection with the Employment Agreement.

4. **Sale of the Shares**. Subject to the terms and conditions and in reliance on the representations and warranties set forth herein, AG hereby sells and transfers the Shares to Corporation, and the Corporation hereby purchases and acquires the Shares from AG, free and clear of all liens, pledges, encumbrances, charges, and claims thereon. Certificates evidencing the Shares ("Certificates") shall be either duly endorsed in blank or accompanied by appropriate stock powers endorsed in blank and provided to the Corporation by AG.

5. **Consideration for Sale of Shares**. In consideration for the sale of the Shares from AG to the Corporation pursuant to Section 4 of this Agreement, the Corporation shall pay AG an aggregate purchase price of Two Hundred Twenty Five Thousand Dollars ($225,000) (the "Purchase Price"), previously paid, or to be paid as follows:

(a) AG hereby acknowledges receipt of an aggregate of Thirty-Three Thousand Three Hundred and Thirty-Three Dollars and Thirty-Three Cents ($33,333.33) received from the Corporation on May 18, 2005.

(b) AG hereby acknowledges receipt of an aggregate of Thirty-Four Thousand Six Hundred and Sixty-Six Dollars and Sixty-Seven Cents ($34,666.67) received from the Corporation on June 30, 2005.

(c) Thirty-Two Thousand Dollars ($32,000.00) to be paid by the Corporation to AG upon execution and delivery of this Agreement.

(d) Seven Thousand Five Hundred Dollars ($7,500.00) to be paid on the 15th of each month for the period June 2005 through and including June 2006, the first payment having already been made by the Corporation.

(e) Two Thousand Five Hundred Dollars ($2,500.00) to be paid on the 15th of each month for the period July 2006 through and including May 2007.

6. **AG's Representations**. AG represents and warrants to the Corporation as follows. The representations and warranties of AG set forth in this Section 6 are true and correct as of the date hereof, and shall survive the date hereof.

(a) AG owns all of the Shares free and clear of all liens, claims, debts, charges, restrictions, equities or encumbrances of any kind.

(b) AG has the full power and legal right to sell, transfer, and deliver the Shares to the Corporation in accordance with the terms of this Agreement, and otherwise to execute and deliver this Agreement and all documents executed together with this Agreement (the "Ancillary Documents") and to consummate the transactions provided for in this Agreement and the Ancillary Documents in the manner and upon the terms and conditions herein specified, and this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby will not result in the violation of any other agreement to which AG is a party or by which AG is bound.

(c) AG has been provided with a copy of the Corporation's Confidential Term Sheet dated June 20, 2005 ("CTS") and has had full opportunity to review this document and ask questions of the Corporation.

(d) AG is not relying upon any representation or warranty made by the Corporation, or any other officer, director or shareholder of the Corporation in selling the Shares (other than those contained herein by the Corporation), but is relying on AG's own knowledge of the financial outlook and affairs of the Corporation and the disclosure contained in the CTS.

(e) AG has been given the opportunity to consult with legal counsel of AG's own choosing and is aware that the termination of the Employment Agreement and sale of the Shares terminates certain of her rights.

(f) AG Represents that all terms contained on this Agreement are just and fair and that AG is entering into this Agreement of her own free will and without coercion, intimidation or threat of retaliation. AG acknowledges and agrees that the Corporation has not exerted any undue pressure or influence on her in this regard. AG acknowledges that she had reasonable time to determine whether entering into this Agreement is in her best interests and has read and fully understands the terms set forth in this Agreement. AG understands that if she requests additional time to review any of the provisions of this Agreement, a reasonable extension of time will be granted.

(g) This Agreement and the Ancillary Documents to which AG is a party have been duly executed and delivered by AG and, assuming due execution and delivery by the Corporation, the same constitute legal, valid and binding obligations of AG, enforceable against AG in accordance with their terms.

(h) AG has not entered into, on behalf of the Corporation, any agreement, commitment or understanding binding upon the Corporation.

(i) AG has not incurred any credit card or other charges for which the Corporation may be liable and AG has surrendered to the Corporation all credit cards in her custody, possession or control which are issued to the Corporation or for which the Corporation might be liable.

(j) Other than materials that may be necessary for AG to provide her services under the Consulting Agreement (as hereinafter defined), AG has not removed from the premises of the Corporation, nor does she have in her possession or under her control, any records, books, files, or any other related property or things belonging to the Corporation. AG shall cause all of

her agents to turn all such property which may be in their respective possession or under their control over to the Corporation.

(k) AG has not diverted any business from customers or prospective customers of the Corporation to herself or any person, firm or corporation, nor has she induced any client or customer of the Corporation to cancel any business previously placed with the Corporation, and she has not withheld from the Corporation business from customers or prospective customers of the Corporation.

7. **The Corporation's Representations**. The Corporation represents and warrants to AG as follows:

(a) The Corporation has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.

(b) This Agreement and the Ancillary Documents to which the Corporation is a party have been duly executed and delivered by the Corporation and, assuming due execution and delivery by AG of each such agreement to which she is a party, the same constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their respective terms.

8. **Non-Competition and Confidentiality.**

8.1 **Restrictive Covenant**. AG hereby covenants and agrees that she will not, directly or indirectly, throughout the world, for a period commencing with the Effective Date and continuing for three (3) years

(a) engage in any business relating to the screening and blocking of outbound calls against Federal, state and in house "do not call" lists, or

(b) interfere with the Corporation's relationship with, or endeavor to solicit, employ, retain, engage the services of or otherwise entice away from the Corporation, any person, firm, corporation or other entity who or which is an employee, consultant, licensee, customer, distributor, distributing agent or subagent, of, or in the habit of dealing with, the Corporation.

8.2 **Confidentiality**.

(a) AG acknowledges that she has been President and a Director of the Corporation and has had access to information which is important to the business of the Corporation and which is not generally known to others. All of such information, whether in written, oral, machine readable or any other form, is hereinafter referred to as the "Confidential Information."

(b) The term "Confidential Information" does not include information that is or becomes generally available to the public other than as a result of a disclosure by AG.

(c) AG will keep the Confidential Information confidential and shall not, disclose or use the Confidential Information, directly or indirectly. AG shall deliver to the Corporation or destroy or otherwise dispose of, as the Corporation shall direct, such portions of the Confidential Information as shall be in AG's possession.

(d) In the event that AG becomes legally compelled to disclose any of the Confidential Information, AG will provide the Corporation with "prompt notice" (hereafter defined) thereof so that the Corporation may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. The term "prompt notice" means written notice given by AG to the Corporation for notice as soon as possible after AG receives notice of its legal duty to disclose such Confidential Information. In the event that such protective order or other remedy is not obtained, or that the Corporation waives compliance with this Agreement, AG will furnish only that portion of the Confidential Information which is legally required and will exercise her reasonable best efforts to obtain reliable assurance that confidential treatment will be afforded the Confidential Information.

(e) AG further covenants and agrees that she will retain all Confidential Information in trust for the sole benefit of the Corporation and will not divulge or deliver or show any Confidential Information to any unauthorized person, and AG will not make use of any Confidential Information in an independent business, however unrelated to the Business.

(f) This duty of confidentiality shall remain in effect indefinitely, and without geographic limitation, so long as the Confidential Information remains within the definition of Confidential Information contained within this Section.

**8.3 Disparaging Remarks**.

(a) *By AG.* AG will not directly or indirectly disparage the name, business reputation or business practices of the Corporation, any Subsidiary, or affiliate thereof, or any their respective officers or directors, or otherwise interfere with the Corporation's existing or prospective business relationships.

(b) *By Corporation.* The Corporation will not directly or indirectly disparage the name or business reputation of AG or otherwise interfere with AG's existing or prospective business relationships.

**8.4 Direct and Indirect Violations**. For purposes of this Section 8, AG shall be deemed in violation if (a) she violates this Section directly, or (b) a violation occurs by any person, business or entity which AG controls.

**8.5 Injunctive Relief; Damages**. Because of the difficulty of measuring economic losses to the Corporation as a result of a breach of the foregoing covenants in this Section 8, and because of the immediate and irreparable damage that will be caused to the Corporation for which it would have no other adequate remedy, AG agrees that the foregoing covenants may be enforced by the Corporation in the event of breach by AG, by injunctions, specific performance, restraining orders and other equitable relief, without posting any bond or surety. Nothing herein shall be construed as prohibiting the Corporation from pursuing any other available or additional remedy for such breach or threatened breach, including the recovery of

damages, nor shall the pursuit of any such other available or additional remedy be construed or argued by AG to be a bar to equitable relief.

8.6 **Reasonable Restraint**. It is agreed by the parties hereto that the foregoing covenants in this Section 8 impose a reasonable restraint on AG in light of the activities and business of the Corporation on the date of the execution of this Agreement and the current plans of the Corporation.

8.7 **Severability; Reformation**. The covenants in this Section 8 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. Moreover, in the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and the Agreement shall thereby be reformed.

8.8 **Independent Covenant**. All of the covenants in this Section 8 shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action by AG against the Corporation, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Corporation of such covenants. It is specifically agreed that the periods of restriction during which the agreements and covenants made in this Section 8 shall be effective, shall be computed by extending such periods by the amount of time during which AG is in violation of any provision of this Section 8.

8.9 **Survival**. The obligations of AG under this Section 8 shall survive the termination of this Agreement.

9. **Release of Claims**.

(a) *By AG*. AG, on behalf of herself and her heirs, personal representatives, successors, assigns and affiliates hereby irrevocably and unconditionally releases and discharges the Corporation, each of its Subsidiaries and affiliates and their respective past and present officers, directors, stockholders, agents, employees, predecessors, successors, assigns and affiliates from any and all claims, counterclaims, actions or causes of action, whether asserted or unasserted, and whether known or unknown, which she ever had, now has or hereafter can, shall or may, have for, upon, or by reason of, any matter, cause or thing whatsoever from the beginning of the world to the date of this Agreement, and covenants not to sue any of them with respect to any such claims, counterclaims, actions or causes of action and hereby irrevocably and unconditionally waives all of such claims, counterclaims, actions or causes of action; provided, however nothing herein shall release any claims, counterclaims, actions or causes of action of AG arising out of or in connection with this Agreement. Without limiting the generality of this paragraph 9(a), this Agreement is intended to and shall release the Corporation and each of the Subsidiaries from any and all claims (i) arising under any Federal, state or local statute (including, without limitation, Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Equal Pay Act, as amended, the Americans with Disabilities Act of 1990, as amended, the Employee Retirement Income Security Act of 1974, as amended, the Family and Medical Leave Act of 1993, as amended, the Fair

Labor Standards Act, as amended, the New York State Human Rights Law, as amended, and all other statues regulating the terms and conditions of your employment), regulation or ordinance, under the common law or in equity (including any claims for wages, wrongful discharge, discrimination, or otherwise), (ii) under any policy, agreement, understanding or promise, written or oral, formal or informal, between the Corporation or any Subsidiary and AG, including the Employment Agreement, including, without limitation, any claim AG might have for stock options, deferred salary, bonus, reimbursement of expenses, severance or termination pay, whether, pursuant to the Corporation's policies or practices as from time to time in effect, or otherwise or (iii) involving the allegation of a tort, including without limitation, the invasion of privacy, defamation, fraud, or infliction of emotional distress.

(b) *By the Corporation.* The Corporation on behalf of itself and each of the Subsidiaries and its and their respective successors and assigns hereby irrevocably and unconditionally releases and discharges AG from any and all claims, counterclaims, actions or causes of action, whether asserted or unasserted, and whether known or unknown, which they ever had, now have or hereafter can, shall or may, have for, upon, or by reason of, any matter, cause or thing whatsoever from the beginning of the world to the date of this Agreement, and covenants not to sue AG with respect to any such claims, counterclaims, actions or causes of action and hereby irrevocably and unconditionally waives all of such claims, counterclaims, actions or causes of action; provided, however nothing herein shall release any claims, counterclaims, actions or causes of action of the Corporation or any Subsidiary arising out of or in connection with this Agreement. Without limiting the generality of this paragraph 9(b), this Agreement is intended to and shall release AG from any and all claims involving the allegation of tort, including without limitation, fraud.

**10. Warrants**. Upon the execution and delivery of this Agreement, the Corporation will grant to AG Warrants to purchase an aggregate of 250,000 shares of Class B Common Stock at an exercise price of $1.00 per share, in the form annexed hereto as Exhibit "A."

**11. Consulting Agreement**. Upon the execution and delivery of this Agreement, CCI will retain the AG as a Consultant for a twenty-two month period commencing as of June 1, 2005 at the rate of $2,500 per month, on the terms set forth in the form of Consulting Agreement annexed hereto as Exhibit "B ("Consulting Agreement")."

**12. Indemnification**.

(a) AG hereby agrees to indemnify the Corporation against, and agrees to pay and hold harmless the Corporation for all liabilities, obligations, losses, damages, penalties, claims, actions, suits, judgments, settlements, out-of-pocket costs, expenses and disbursements (including reasonable costs of investigation, and reasonable attorney's, accountants and expert witness fees), of whatsoever kind and nature that are imposed on or incurred by the Corporation as a consequence of or in connection with (i) any misrepresentation by AG contained herein (ii) any breach by AG of a warranty or covenant contained herein, or (iii) any failure by AG to perform any agreement or covenant of AG contained herein.

(b) The Corporation hereby agrees to indemnify AG against, and agrees to pay and hold harmless AG for all liabilities, obligations, losses, damages, penalties, claims,

actions, suits, judgments, settlements, out-of-pocket costs, expenses and disbursements (including reasonable costs of investigation, and reasonable attorneys, accountants and expert witness fees), of whatsoever kind and nature that are imposed on or incurred by AG as a consequence of or in connection with (i) any misrepresentation by the Corporation contained herein (ii) any breach by the Corporation of a warranty or covenant contained herein, or (iii) any failure by the Corporation to perform any agreement or covenant of the Corporation contained herein.

(c) These indemnification provisions in (a) and (b) above shall remain in full force and effect and shall survive this Agreement.

**13. No Withholding or Contribution; Indemnification**. No withholding of Federal and state income or other taxes, social security or related contributions shall be made from payments made to you. You shall be solely responsible for payment of any such taxes or contributions due on account of payment received or made on your behalf under this Agreement and agree to indemnify and hold harmless the Corporation or any officer and/or director of the Corporation from any loss, harm, damage, penalty, cost and/or expense (including legal fees) it or they may be subject to in the event that you do not fulfill your obligations herein.

**14. Assignment**. None of the parties hereto shall have the right to assign their respective rights and obligations arising under this Agreement without the consent of the other parties hereto, and any attempt by a party to assign their respective rights and obligations arising under this Agreement, without the consent of the other party shall be null and void.

**15. Notices**. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by certified mail, return receipt requested or by reputable overnight delivery service providing delivery receipts, to the parties at the address first set forth above, or at such other addresses as shall be specified by the parties by like notice.

**16. Interpretation**. In all references herein to any parties, persons, entities or corporations, the use of any particular gender, or the plural or singular number is intended to include the appropriate gender and number as the text of the Agreement may require. The captions used herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. Unless specifically stated herein, the term "Corporation" shall refer to Compliance Systems Corporation on a consolidated basis.

**17. Separability**. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

**18. Parties in Interest**. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their successors and assigns.

**19. Amendment**. This Agreement may not be amended except by an instrument signed in writing on behalf of each of the parties hereto.

20. **Entire Agreement**. This Agreement constitutes the entire agreement between the parties hereto and supersedes all other agreements, written and oral, among the parties or any of them with respect to the subject matter hereof.

21. **Governing Law**. This Agreement shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York. AG (i) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (ii) waives any objection which she may have now or hereafter to the venue of any such suit, action or proceeding, and (iii) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of New York and the United States District Court for the Southern District of New York in any such suit, action or proceeding. AG further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York or in the United States District Court for the Southern District of New York and agrees that service of process mailed by certified mail to AG's address as contained in this Agreement shall be deemed in every respect effective service of process upon AG in any such suit, action or proceeding.

22. **Attorneys Fees to Prevailing Party**. If any legal action or other proceeding is brought for the enforcement of this Agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party may be entitled to recover reasonable attorneys' fees and other costs incurred in that proceeding, in addition to any other relief to which it may be entitled.

23. **Headings**. Headings of the Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

24. **Further Assurances**. In connection with the transactions contemplated under this Agreement, the parties agree to cooperate fully with each other in furtherance of the consummation of this Agreement, and to execute and deliver such further instruments or take such further actions as may be reasonably necessary and proper to effectuate and carry out the transactions contemplated hereunder.

**25. Counterparts**. This Agreement may be executed in one or more counterparts all of which shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

______________________________
Alison Garfinkel

COMPLIANCE SYSTEMS CORPORATION

By: ______________________________
Barry M. Brookstein
Chief Financial Officer

CALL COMPLIANCE, INC.

By: ______________________________
Barry M. Brookstein
Chief Financial Officer

## EXHIBIT A

## FORM OF WARRANT

ASSIGNMENT FORM

FOR VALUE RECEIVED, Alison Garfinkel hereby sells, assigns and transfers unto:

Name: Dean Garfinkel

Address: 35 Quincy Avenue, Bayville, NY 11709

the right to purchase Class B Common Stock represented by this Warrant to the extent of shares as to which such right is exercisable and does hereby irrevocably constitute and appoint Attorney, to transfer the same on the books of the Company with full power of substitution in the premises. Such Assignment and the Rights of Assignee shall be subject to all terms and conditions of the Warrant.

Dated: September 20, 2005

Signature :___________________________

[The signature on the foregoing Assignment must correspond to the name as written upon the face of this Warrant, in every particular way.]

COPY